UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Lazydays Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
52110H100
(CUSIP Number)
May 19, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 52110H100

1	NAME OF REPORTING PERSON Division of Investment, Department of the Treasury, State of New Jersey I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12
TYPE OF REPORTING PERSON
00 The Division of Investment is a government entity which manages and invests monies of the Consolidated Police & Firemen Pension Fund, the Judicial Retirement System, the Police & Firemen Retirement System, the Prison Officer Pension Fund, the Public Employee Retirement System, the State Police Retirement System and the Teacher Pension & Annuity Fund, the State of New Jersey Cash Management Fund, Supplemental Annuity Collective Trust (a 403b plan), a portion of the NJBEST Fund (a 529 college savings plan) as well as several funds under the New Jersey State Employees Deferred Compensation Program (a 457 plan).

CUSIP No.: 52110H100
ITEM 1(a).	NAME OF ISSUER: Lazydays Holdings, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 4042 Park Oaks Blvd, Tampa, Florida 33610
ITEM 2(a).	NAME OF PERSON FILING: Division of Investment, Department of the Treasury, State of New Jersey
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 50 West State Street, 9th Floor PO Box 290 Trenton, NJ 08625-0290
ITEM 2(c).	CITIZENSHIP: U.S.A.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, $0.0001 par value
ITEM 2(e).	CUSIP NUMBER: 52110H100
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
0
(b) Percent of class:
0%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Division of Investment, Department of the Treasury, State of New Jersey : 0
(ii) shared power to vote or to direct the vote:
Division of Investment, Department of the Treasury, State of New Jersey : 0
(iii) sole power to dispose or direct the disposition of:
Division of Investment, Department of the Treasury, State of New Jersey : 0
(iv) shared power to dispose or to direct the disposition of:
Division of Investment, Department of the Treasury, State of New Jersey : 0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 52110H100
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 24 2023	Division of Investment, Department of the Treasury, State of New Jersey By: /s/ Shoaib Khan Name: Shoaib Khan Title: Director
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).